

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

VIA FACSIMILE AND U.S. MAIL

March 23, 2010

Mr. E. Randall Chestnut
President and Chief Executive Officer
Crown Crafts, Inc.
916 S. Burnside Avenue
Gonzales, Louisiana 70737

> **Re:** **Crown Crafts, Inc.**
> **Form 10-K for Fiscal Year Ended March 29, 2009**
> **Filed June 29, 2009**
> **File No. 1-7604**

Dear Mr. Chestnut:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William H. Thompson
Accounting Branch Chief